SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                   No ✓
(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

A voluntary announcement  in  relation  to  the  operational  statistics for the first half of 2016 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 20, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Voluntary Announcement in relation to the Operational Statistics for the first half of 2016

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Company”) in connection with certain matters relating to the operational statistics for the first half of 2016 of the Company.

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Operational Statistics for the first half of 2016

Production	Unit	1H 2016	1H 2015	Change %
Oil and gas	mmboe	218.99	232.95	(5.99)
Crude Oil*	mmbbls	154.17	174.07	(11.43)
China	mmbbls	128.38	147.47	(12.95)
Overseas	mmbbls	25.79	26.60	(3.05)
Natural Gas**	bcf	388.69	353.26	10.03

Refinery Throughput***	Million tonnes	115.90	118.89	(2.51)
Gasoline	Million tonnes	28.03	27.02	3.74
Diesel	Million tonnes	32.93	35.82	(8.07)
Kerosene incl. Jet Fuel	Million tonnes	12.30	11.90	3.36
Light Chemical Feedstock	Million tonnes	19.37	19.07	1.57

Production	Unit	1H 2016	1H 2015	Change %
Ethylene	’000 tonnes	5,478	5,457	0.38
Synthetic Resins	’000 tonnes	7,500	7,476	0.32
Synthetic Fibers	’000 tonnes	637	638	(0.16)
Synthetic Rubbers	’000 tonnes	411	453	(9.27)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	86.51	83.92	3.09
Retail	Million tonnes	59.65	58.19	2.51
Direct sales & Distribution	Million tonnes	26.86	25.73	4.39

Important Notice: The production data for the first half of 2016 as listed in the above table are based on our current statistical survey, which are not audited. The Company will release its audited production data in its interim report, which may be different from, and in such cases shall replace, the above.

Conversion ratio:

* Domestic crude is converted at 1 tonne =7.10 barrels, overseas crude 1 tonne =7.22 barrels

** 1 cubic meter = 35.31 cubic feet

*** 1 tonne = 7.35 barrels

Note: The above table includes 100% of the production from domestic JVs.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

20 July 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: July 20, 2016